May 4, 2018

Mr. Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.; Mail Stop 3233
Washington, DC 20549

RE: Gaming and Leisure Properties, Inc.
Form 10-K for the Year Ended December 31, 2017
Filed February 16, 2018
File No. 001-36124

Dear Mr. Telewicz:

This letter is in response to the comments of the Staff of the Division of Corporation Finance (the "Staff") furnished to Gaming and Leisure Properties, Inc. (the "Company") in your letter, dated April 25, 2018 to William J. Clifford, our Chief Financial Officer, regarding the filing noted above. We have presented your original comment in italicized, bold type followed by our response to your comment below. We hope that you will find our response to be complete and in sufficient detail to satisfactorily address your comment.

Form 10-K for the year ended December 31, 2017

Exhibits 31.1 and 31.2

1.
We note the language in the certifications filed do not conform exactly to the language set forth in Item 601(b)(31)(i) of Regulation S-K. Specifically, we note the exclusion of internal control over financial reporting language within the introductory sentence of paragraph 4 and the exclusion of the language in paragraph 4(b). Please file a full amendment to your periodic reports to revise your certifications to conform exactly to the language set forth in Item 601(b)(31)(i) of Regulation S-K. Please also refer to Regulation S-K C&DI 246.13.

We acknowledge that the internal control over financial reporting language within the introductory sentence of paragraph 4 and the language in paragraph 4(b) from Item 601(b)(31)(i) of Regulation S-K was inadvertently excluded from our officer certifications filed as Exhibits 31.1 and 31.2. We have corrected this omission in our Quarterly Report on Form 10-Q for the period ended March 31, 2018, which was filed with the SEC on April 30, 2018. Additionally, we have amended our Annual Report on Form 10-K for the year ended December 31, 2017 to correct the officers' certifications by filing an abbreviated Form 10-K/A with the SEC on May 4, 2018. We have followed the instructions in the SEC's Regulation S-K Compliance and Disclosure Interpretation 246.13, which instructs filers to include only the cover page, explanatory note, signature page and paragraphs 1, 2 , 4 and 5 of the Section 302 certifications. A copy of the corrected Exhibit 31.1 and 31.2 certifications, which we filed with our Annual Report on Form 10-K/A for the year ended December 31, 2017 are included herein for your convenience. Because no financial statements are included with this Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2017, paragraph 3 of the Section 302 certifications has been omitted.

If we can provide any further clarification or assistance with respect to the matters discussed in this letter, we would be pleased to speak with you.

Sincerely,

/s/ Desiree A. Burke
Desiree A. Burke
Senior Vice President and Chief Accounting Officer

Exhibit 31.1

CERTIFICATION PURSUANT TO RULE 13a-14(a) OR 15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934

I, Peter M. Carlino, certify that:

1.                                      I have reviewed this annual report on Form 10-K of Gaming and Leisure Properties, Inc.;

2.                                      Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

4.                                      The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)                                 Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)    Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)                                Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)                             Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.                                      The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)                                 All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)                                 Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	May 4, 2018	/s/ Peter M. Carlino
Name: Peter M. Carlino
Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO RULE 13a-14(a) OR 15d-14(a) OF THE SECURITIES EXCHANGE ACT OF 1934

I, William J. Clifford, certify that:

1.                                      I have reviewed this annual report on Form 10-K of Gaming and Leisure Properties, Inc.;

2.                                      Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

4.                                      The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)                                 Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)    Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)                                 Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)                                  Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.                                      The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)                                 All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)                                 Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:	May 4, 2018	/s/ William J. Clifford
Name: William J. Clifford
Chief Financial Officer

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